Exhibit 3.1

AMENDMENT NO. 1

TO

AMENDED BY-LAWS

OF

ALGORHYTHM HOLDINGS, INC.

(A Delaware Corporation)

The Amended By-laws (the “By-laws”) of Algorhythm Holdings, Inc. (the “Corporation”) are hereby amended as follows:

Article I, Section 1.5 of the By-laws is deleted in its entirety and replaced with the following:

1.5 Quorum. Except as otherwise provided by law, the Certificate of Incorporation or these By-laws, the holders of thirty-three and one-third percent (33 1/3rd) of the voting power of the shares of the capital stock of the Corporation entitled to vote at the meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business. If a quorum shall fail to attend any meeting, the chairman of the meeting or the holders of a majority of the shares of stock entitled to vote who are present, in person or by proxy, may adjourn the meeting to another place, date or time.